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PRESS RELEASE

                Acergy S.A. Pre-Close Trading Update and Outlook

London, England - November 29, 2007 - Acergy S.A. (NASDAQ NM: ACGY; Oslo Stock
Exchange: ACY), issues this Pre-Close Trading Update and Outlook ahead of results for the fourth quarter ended November 30, 2007, which are expected to be announced on February 13, 2008.

2007 Pre-Close Update
The group is expected to meet its operational objectives for 2007 delivering approximately $2.7 billion of net operating revenue, a record for the group. Following a disappointing performance on the Mexilhao trunkline project during the fourth quarter, management believes that meeting the group's adjusted EBITDA
(a) expectation will be dependent on the positive closure of projects and insurance claims through the reporting period.

Depreciation and amortisation costs are anticipated to be approximately $95 million.

The group has ongoing tax audits and inquiries in France, the UK, the Netherlands and the US. Settlements in these proceedings, particularly in France, could have a material adverse effect on the effective rate of tax which is anticipated to be higher than the 35% guidance previously provided. Assessment of the impacts will be determined through the financial close process.

Cash balances at year end are expected to be approximately $550 million, after share buybacks of $147 million and capital expenditure of approximately $230 million.

Acergy will end the 2007 fiscal year with a strong backlog of approximately $3.1 billion, of which $1.8 billion is for execution in 2008.

2008 Outlook
Full year net operating revenue for 2008 is expected to reach approximately $3.0 billion. Despite a number of projects in relatively early stages of development, management believes the group will see moderate improvement on the adjusted EBITDA (a) margin achieved in 2006 and targeted for 2007, but with continued quarterly volatility. Ship utilisation rates for 2008 are expected to remain high, despite an extraordinary level of dry docks to be performed in the year, which will return to trend in 2009.

Depreciation and amortisation costs are expected to be approximately $130 million due to the additional assets added to the fleet during the 2007/2008 period. The group is providing guidance on the effective rate of tax at 35% for underlying operations but anticipates quarterly volatility dependent on the timing of resolution of tax audits.

With effect from December 1, 2007 the group will report in accordance with International Financial Reporting Standards (IFRS) rather than US GAAP.

New capital expenditure commitments planned for 2008 are expected to be approximately $145 million. This is made up of approximately $90 million in relation to ongoing maintenance and approximately $55 million for growth. Cash expenditure for 2008 is anticipated to be $250 million including the expected carry forward of payments from the 2007 programme. These estimates exclude any major strategic capital expenditure or any expenditure specifically related to outstanding or future tenders.

For 2008, revenues in Acergy Africa and Mediterranean and Acergy Northern Europe and Canada are expected to be stable compared to the strong growth seen in 2007. Revenues in Acergy South America are expected to be driven higher by significant trunkline work from the Mexilhao project and a growing SURF market. Acergy Asia and Middle East is expected to continue to grow as the

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deepwater market develops further. Acergy North America and Mexico expects to gain a position in the developing deepwater market in the Gulf of Mexico in 2008, whilst continuing to support cross-regional projects.

The Market
The demand for subsea engineering and construction services is expected to remain strong for the foreseeable future. Today's $670 million award of Block 15 work in Angola to Acergy signals the start of the long awaited contract awards for the large deepwater projects in West Africa, which we expect to see continuing in 2008. Demand in Brazil remains good, with significant developments improving the potential of this market. The deepwater markets in Asia and the Gulf of Mexico are expected to continue to grow in 2008 and beyond. While the SURF market in the North Sea remains stable, with further growth expected in 2009, there is currently no major trunkline work planned for 2008.

Tendering for new work is expected to continue at the high levels that we have seen in previous years.

Commenting on today's statement, Tom Ehret, Chief Executive Officer, said "2007 has not been, as initially anticipated, a year of consolidation but one of further growth. We have focused on effective offshore execution and developing our key enabling assets: our people and our fleet, while delivering what we expect to be significantly higher revenue than originally anticipated and building up our order book. In view of the negative contribution from the Mexilhao project during the fourth quarter we believe that achieving our adjusted EBITDA (a) expectation will be dependant on the positive conclusion of the financial closure and settlement negotiations that characterise Acergy's end of year period. In 2008, our focus remains on delivery and execution in a market in which the trends remain strong for 2009 and beyond."

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Acergy S.A. is a seabed-to-surface engineering and construction contractor for the offshore oil and gas industry worldwide. We plan, design and deliver complex, integrated projects in harsh and challenging environments. We operate internationally as one group - globally aware and locally sensitive, sharing our expertise and experience to create innovative solutions. We are more than solution providers, we are solution partners - ready to make long-term investments in our people, assets, know-how and relationships in support of our clients.
********************************************************************************

(a) Adjusted EBITDA: The Group calculates Adjusted EBITDA from continuing operations (adjusted earnings before interest, income taxes, depreciation and amortisation) as net income from continuing operations plus interest, taxes, depreciation and amortisation and adjusted to exclude foreign currency exchange gains or losses, minority interests, impairment of long-lived tangible assets and gains or losses on disposal of subsidiaries and long-lived tangible assets. Adjusted EBITDA margin for continuing operations is defined as Adjusted EBITDA divided by net operating revenue from continuing operations. Management believes that Adjusted EBITDA and Adjusted EBITDA margin from continuing operations is an important indicator of its operational strength and the performance of its business. Adjusted EBITDA and Adjusted EBITDA margin from continuing operations have not been prepared in accordance with accounting principles generally accepted in the United States ("U.S. GAAP"). These non-U.S. GAAP measures provide management with a meaningful comparison amongst our various regions, as it eliminates the effects of financing and depreciation. Adjusted EBITDA margin for continuing operations is also a useful ratio to compare our performance to our competitors and is widely used by shareholders and analysts following the Group's performance. Adjusted EBITDA and Adjusted EBITDA margin for continuing operations as presented by the Group may not be comparable to similarly titled measures reported by other companies. Such supplementary adjustments to EBITDA may not be in accordance with current practices or the rules and regulations adopted by the US Securities and Exchange Commission (the "SEC") that apply to reports filed under the Securities Exchange Act of 1934. Accordingly, the SEC may require that Adjusted EBITDA and Adjusted EBITDA margin from continuing operations be presented differently in filings made with the SEC than as presented in this release, or not be presented at all. Adjusted EBITDA and Adjusted EBITDA margin from continuing operations are not measures determined in accordance with U.S. GAAP and should not be considered as an alternative to, or more meaningful than, net income (as determined in accordance with U.S. GAAP), as a measure of the Group's operating results or cash flows from operations (as determined in accordance with U.S. GAAP) or as a measure of the Group's liquidity. The reconciliation of the Group's net income from continuing operations to Adjusted EBITDA from continuing operations is included in this release.

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Forward-Looking Statements: Certain statements made in this announcement may include "forward-looking statements" within the meaning of Section 27A of the Securities Act and Section 21E of the US Securities Exchange Act of 1934. These statements may be identified by the use of words like "anticipate," "believe," "estimate," "expect," "intend," "may," "plan," "project," "will," "should," "seek," and similar expressions. The forward-looking statements reflect our current views and assumptions and are subject to risks and uncertainties. The following factors, and others which are discussed in our public filings and submissions with the U.S. Securities and Exchange Commission, are among those that may cause actual and future results and trends to differ materially from our forward-looking statements: the general economic conditions and competition in the markets and businesses in which we operate; our relationship with significant clients; the outcome of legal proceedings; uncertainties inherent in operating internationally; the impact of laws and regulations; and operating hazards, including spills and environmental damage. Many of these factors are beyond our ability to control or predict. Given these factors, you should not place undue reliance on the forward-looking statements.

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Conference Call Information                            Replay Facility Details
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Lines will open 30 minutes prior to conference call.   This  facility  is  available  from 6pm UK Time (1pm  EST*)
                                                       Thursday  November  29, 2007 until 12 midnight UK Time
Date:     Thursday November 29, 2007                   (7pm EST*) Wednesday December 5, 2007.
Time:     3.00 pm UK Time (10 am EST*)

Conference Dial In Numbers:                            Conference Replay Dial In Numbers:
---------------------------                            ----------------------------------
UK Toll Free         :  0800 073 8965                  UK Toll Free           :  0800 953 1533
USA Toll Free        :  + 1 866 869 2352               USA Toll Free          :  + 1 866 247 4222
France               :  + 33 (0) 1 70 70 07 85         France                 :  + 33 (0) 1 76 70 02 44
Norway               :  + 47 21 56 32 56               Norway Toll Free       :  0800 165 34
Italy                :  + 39 023 600 7812              Netherlands Toll Free  :  0800 023 4610
Netherlands          :  + 31 (0) 20 7133 453           Germany Toll Free      :  0800 101 3104
Germany              :  + 49 (0) 69 222 220 477

International Dial In:  +44 (0) 1452 560 210           International Dial In  :  +44 (0) 1452 550 000

Conference ID:  1929820                                Passcode:  1929820#

*EST = Eastern Standard Time
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Alternatively a live webcast and a playback facility will be available on the
Group's website www.acergy-group.com

Contact:
Karen Menzel
Acergy S.A.
UK +44 (0)20 7290 1744
Karen.menzel@acergy-group.com

www.acergy-group.com

If you no longer wish to receive our press releases please contact: kelly.good@acergy-group.com

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